Exhibit 99.1

Second Quarter 2026 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2026 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Second Quarter 2026 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2026, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Second Quarter 2026 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

Second Quarter 2026 Highlights on a Reported Basis (versus Q2 2025)	Second Quarter 2026 Highlights on an Adjusted Basis(1) (versus Q2 2025)

• Net income of $2,632 million, compared to $2,032 million	• Net income of $2,652 million, compared to $2,072 million

• Earnings per share (diluted) of $2.00, compared to $1.48	• Earnings per share (diluted) of $2.02, compared to $1.52

• Return on equity(2) (ROE) of 13.1%, compared to 10.1%	• Return on equity of 13.2%, compared to 10.4%

TORONTO, May 27, 2026 — The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported second quarter net income of $2,632 million compared to $2,032 million in the same period last year. Diluted earnings per share (EPS) were $2.00, compared to $1.48 in the same period a year ago.

Adjusted net income(1) for the second quarter was $2,652 million and adjusted diluted EPS(1) was $2.02, up from $1.52 last year. Adjusted return on equity(1) was 13.2% compared to 10.4% a year ago.

“The Bank delivered another strong quarter as we continue to execute on our strategy, with strong revenue growth coupled with expanding margins and another quarter of positive operating leverage,” said Scott Thomson, President and CEO of Scotiabank. “The Bank remains on track to achieve its financial objectives for fiscal 2026 and its 14%+ ROE objective in fiscal 2027. Our focus on evolving our business mix drove strong fee income and wealth management revenues, along with sequential Canadian commercial and small business loan growth.”

Canadian Banking generated earnings of $935 million, up 53% compared to the prior year, driven by double-digit pre-tax, pre-provision earnings(3) growth and lower performing provision for credit losses. The business grew day-to-day and savings deposits and delivered another quarter of solid positive operating leverage, in line with its strategic objectives.

International Banking generated earnings of $736 million, up 3% year-over-year, driven by continued margin expansion and positive operating leverage as the business maintains its focus on expense discipline. ROE remained stable at 16%.

Global Wealth Management delivered earnings of $476 million, up 19% year-over year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income. The business continued to deliver strong retail mutual fund sales through our branches, while assets under management(2) grew 18% year-over-year to $450 billion.

Global Banking and Markets reported earnings of $457 million, up 11% year-over-year. Results were driven by strong performance in our capital markets business, partly offset by higher expenses to support future business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(4) of 13.3% and declared a dividend of $1.14, representing a 4% increase.

(1) Refer to Non-GAAP Measures section starting on page 5.

(2) Refer to page 57 of the Management’s Discussion & Analysis in the Bank’s Second Quarter 2026 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) Pre-tax, pre-provision (PTPP) earnings are calculated as revenue net of non-interest expenses. This is a non-GAAP measure. PTPP earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The Bank uses PTPP earnings to assess its ability to generate earnings growth excluding the impact of credit losses and income taxes. The Bank believes that certain non-GAAP measures provide readers with a better understanding of how management assesses performance.

(4) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements.

Scotiabank Second Quarter Press Release 2026 1

Financial Highlights

Reported Results	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2026	2026	2025	2026	2025
Operating results
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,316	4,064	3,810	8,380	8,009

Total revenue	$9,837	$9,646	$9,080	$19,483	$18,452
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,189	5,299	5,110	10,488	11,601
Income tax expense	799	872	540	1,671	1,266

Net income	$2,632	$2,299	$2,032	$4,931	$3,025
Net income attributable to non-controlling interests in subsidiaries	37	12	56	49	(98)

Net income attributable to equity holders of the Bank	$2,595	$2,287	$1,976	$4,882	$3,123
Preferred shareholders and other equity instrument holders	127	132	135	259	257
Common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866

Earnings per common share (in dollars)
Basic	$2.01	$1.75	$1.48	$3.75	$2.30
Diluted	$2.00	$1.73	$1.48	$3.73	$2.15

Business Segment Review

Canadian Banking

Q2 2026 vs Q2 2025

Net income attributable to equity holders was $935 million compared to $613 million, an increase of 53%. The increase was driven primarily by higher revenues and lower provision for credit losses on performing loans, partly offset by higher non-interest expenses.

Q2 2026 vs Q1 2026

Net income attributable to equity holders was $935 million compared to $960 million, a decrease of 3%. The decrease was driven primarily by lower net interest income impacted by three fewer days in the quarter.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

Net income attributable to equity holders was $1,895 million compared to $1,526 million, an increase of 24%. The increase was driven primarily by higher revenues and lower provision for credit losses on performing loans, partly offset by higher non-interest expenses.

International Banking

Q2 2026 vs Q2 2025

Net income attributable to equity holders was $701 million compared to $676 million, an increase of $25 million or 4%. The increase was driven primarily by lower non-interest expenses, lower income taxes and the positive impact of foreign currency translation. This was partly offset by lower net interest income, lower non-interest income and higher provision for credit losses.

Q2 2026 vs Q1 2026

Net income attributable to equity holders was $701 million compared to $717 million, a decrease of $16 million or 2%. The decrease was driven primarily by higher provision for credit losses, lower net interest income and lower non-interest income. This was partly offset by lower non-interest expenses and lower income taxes.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

Net income attributable to equity holders was $1,418 million compared to $1,327 million, an increase of $91 million or 7%. The increase was driven primarily by lower non-interest expenses, lower provision for credit losses and the positive impact of foreign currency translation. This was partly offset by lower net interest income and lower non-interest income.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

Q2 2026 vs Q2 2025

Net income attributable to equity holders was $701 million compared to $691 million, an increase of $10 million or 1%. The increase was driven primarily by lower non-interest expenses and lower income taxes. This was partly offset by lower net interest income, lower non-interest income and higher provision for credit losses.

2 Scotiabank Second Quarter Press Release 2026

Q2 2026 vs Q1 2026

Net income attributable to equity holders was $701 million compared to $718 million, a decrease of $17 million or 2%. The decrease was driven primarily by lower net-interest income, lower non-interest income and higher provision for credit losses. This was partly offset by lower non-interest expenses and lower income taxes.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

Net income attributable to equity holders was $1,418 million compared to $1,373 million, an increase of $45 million or 3%. The increase was driven primarily by lower non-interest expenses and lower provision for credit losses, partly offset by lower net interest income and lower non-interest income.

Global Wealth Management

Q2 2026 vs Q2 2025

Net income attributable to equity holders was $474 million compared to $399 million, an increase of 19%. The increase was driven primarily by higher mutual fund fees, brokerage revenues and net interest income across the Canadian wealth business. This was partly offset by higher volume-related non-interest expenses.

Q2 2026 vs Q1 2026

Net income attributable to equity holders was $474 million compared to $481 million, a decrease of 2%. The decrease was driven primarily by lower mutual fund fees and brokerage revenues due to the impact of three fewer days in the quarter, partly offset by lower non-interest expenses.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

Net income attributable to equity holders was $955 million compared to $806 million, an increase of 18%. The increase was driven primarily by higher mutual fund fees, brokerage revenues, and net interest income reflecting strong volume growth in deposits and loans as well as improved margins, partly offset by higher volume-related non-interest expenses.

Global Banking and Markets

Q2 2026 vs Q2 2025

Net income attributable to equity holders was $457 million compared to $413 million, an increase of $44 million or 11%. The increase was driven primarily by higher non-interest income and higher net interest income. This was partly offset by higher non-interest expenses and the negative impact of foreign currency translation.

Q2 2026 vs Q1 2026

Net income attributable to equity holders was $457 million compared to $545 million, a decrease of $88 million or 16%. The decrease was driven primarily by lower non-interest income and lower net interest income, partly offset by lower non-interest expenses and lower provision for credit losses.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

Net income attributable to equity holders was $1,002 million compared to $930 million, an increase of $72 million or 8%. The increase was driven primarily by higher non-interest income, higher net interest income and lower income tax expense. This was partly offset by higher non-interest expenses, higher provision for credit losses, and the negative impact of foreign currency translation.

Other

Q2 2026 vs Q2 2025

Net income attributable to equity holders was $28 million compared to a loss of $125 million, an increase of $153 million. Included in prior year non-interest expenses is an impairment loss of $26 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net income attributable to equity holders was $35 million compared to a loss of $80 million, an increase of $115 million. The increase was due primarily to higher non-interest income from investment gains and higher revenue from associated corporations primarily related to the KeyCorp investment, as well as higher net interest income due to lower funding costs.

Q2 2026 vs Q1 2026

Net income attributable to equity holders was $28 million compared to a loss of $416 million, an increase of $444 million. Included in prior quarter non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net income attributable to equity holders was $35 million compared to a loss of $41 million, an increase of $76 million. The increase was due primarily to higher non-interest income from investment gains and higher net interest income due to lower funding costs, partly offset by higher non-interest expenses.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

Net loss attributable to equity holders was $388 million compared to a loss of $1,466 million. Included in current year non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in prior year non-interest expenses is an impairment loss of $1,388 million related to the announced sale of these operations. Adjusted net loss attributable to equity holders was $6 million compared to a loss of $257 million last year. The lower loss was driven primarily by higher net interest income due to lower funding costs, higher non-interest income from investment gains and higher revenue from associated corporations, primarily related to the KeyCorp investment. This was partly offset by higher non-interest expenses.

Credit risk

Provision for credit losses

Q2 2026 vs Q2 2025

The provision for credit losses was $1,217 million compared to $1,398 million, a decrease of $181 million. The provision for credit losses ratio decreased by nine basis point to 66 basis points.

Scotiabank Second Quarter Press Release 2026 3

The provision for credit losses on performing loans was $88 million compared to $346 million, a decrease of $258 million. The provision this quarter was due primarily to the impact of the unfavourable macroeconomic outlook impacting the Canadian Banking portfolios, as well as credit migration in the International commercial portfolio. Last year, the Bank substantially increased its provision for credit losses on performing loans to reflect the uncertainty related to U.S. tariffs due to the deterioration in macroeconomic indicators, mainly impacting the Canadian retail and commercial portfolios.

The provision for credit losses on impaired loans was $1,129 million compared to $1,052 million, an increase of $77 million. The provision for credit losses ratio on impaired loans was 61 basis points, an increase of four basis points. The increase was due primarily to higher formations in Canadian Banking and in the International corporate portfolios, mainly related to one account.

Q2 2026 vs Q1 2026

The provision for credit losses was $1,217 million compared to $1,176 million, an increase of $41 million. The provision for credit losses ratio increased by five basis points to 66 basis points.

The provision for credit losses on performing loans was $88 million compared to $73 million, an increase of $15 million. The provision this quarter was due primarily to the unfavourable macroeconomic outlook impacting the Canadian Banking portfolios, as well as credit migration in the International commercial portfolio.

The provision for credit losses on impaired loans was $1,129 million compared to $1,103 million, an increase of $26 million. The provision for credit losses ratio on impaired loans was 61 basis points, an increase of three basis points. The increase was due primarily to higher formations in the International corporate portfolio.

Year-to-date Q2 2026 vs Year-to-date Q2 2025

The provision for credit losses was $2,393 million compared to $2,560 million. The provision for credit losses ratio decreased by five basis points to 63 basis points.

Provision for credit losses on performing loans was $161 million, compared to $444 million. The provision this period was driven by credit migration in the Canadian and International portfolios, as well as retail portfolio growth mainly in Chile and Mexico. This was partly offset by a more favourable macroeconomic outlook impacting the International commercial portfolio. The prior period reflected the impact of the uncertainty related to U.S. tariffs, mainly impacting Canadian Banking.

The provision for credit losses on impaired loans was $2,232 million compared to $2,116 million, an increase of $116 million. The provision for credit losses ratio on impaired loans was 59 basis points, an increase of three basis points. The increase in provision this year was due to higher formations in Canadian Banking and corporate portfolios.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2026 was $7,344 million compared to $7,185 million in the prior quarter. The allowance for credit losses ratio was 96 basis points, an increase of two basis points. The allowance for credit losses for loans was $7,150 million compared to $7,002 million in the prior quarter, an increase of $148 million. The increase in allowance for impaired loans was due primarily to higher provisions in the International corporate portfolio, due mainly to one account. This was partly offset by the impact of foreign currency translation of $65 million.

The allowance for credit losses on performing loans was higher at $4,742 million compared to $4,715 million last quarter. The allowance for performing loans ratio was 64 basis points, unchanged from last quarter. The increase was due primarily to the unfavourable macroeconomic outlook in Canadian Banking portfolios, as well as credit migration in the International commercial portfolio. This was partly offset by the impact of foreign currency translation of $38 million.

The allowance for credit losses on impaired loans was higher at $2,408 million compared to $2,287 million last quarter. The allowance for impaired loans ratio was 32 basis points, an increase of two basis points. The increase was due primarily to higher provisions in the International corporate portfolio, due mainly to one account. This was partly offset by the impact of foreign currency translation of $27 million.

Impaired loans

Gross impaired loans as at April 30, 2026 were $7,608 million compared to $7,248 million last quarter. The increase was due primarily to new formations in the International corporate portfolio, due mainly to one account, partly offset by the impact of foreign currency translation. The gross impaired loan ratio increased four basis points to 99 basis points.

Net impaired loans in Canadian Banking were $1,860 million, an increase of $100 million from last quarter, due primarily to higher commercial formations. Net impaired loans in International Banking were $3,079 million, an increase of $157 million from last quarter, due mainly to one account. Net impaired loans in Global Banking and Markets were $187 million, a decrease of $34 million from last quarter due to write-offs. Net impaired loans in Global Wealth Management were $74 million, an increase of $16 million from last quarter. Net impaired loans as a percentage of loans and acceptances increased three basis points to 0.68%.

Capital Ratios

The Bank’s CET1 capital ratio(1) was 13.3% as at April 30, 2026, unchanged from the prior quarter. The favourable impact of earnings less dividends and organic reduction in RWA were largely offset by RWA increases from model and methodology updates, unfavourable changes in accumulated other comprehensive income, and share repurchases.

The Bank’s Tier 1 capital(1) and Total capital ratios(1) were 15.4% and 17% respectively, as at April 30, 2026, unchanged from the prior quarter, as both Tier 1 and Tier 2 capital, and RWA were in line with the prior quarter.

The Leverage ratio(1) was 4.3% as at April 30, 2026, a decrease of 10 basis points from prior quarter, primarily from higher leverage exposures. As at April 30, 2026, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum capital ratios. The TLAC(1) and TLAC Leverage ratios(1) were 28.6% and 8% respectively, well above OSFI’s minimum requirements.

(1)

The regulatory ratios and measures are calculated in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guidelines on Capital Adequacy Requirements, Total Loss Absorbing Capacity and Leverage Requirements.

4 Scotiabank Second Quarter Press Release 2026

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP, do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Second Quarter Press Release 2026 5

Reconciliation of reported and adjusted results

	$	$	$	$	$
	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2026	2026	2025	2026	2025
Reported Results
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,316	4,064	3,810	8,380	8,009

Total revenue	9,837	9,646	9,080	19,483	18,452
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,189	5,299	5,110	10,488	11,601

Income before taxes	3,431	3,171	2,572	6,602	4,291
Income tax expense	799	872	540	1,671	1,266

Net income	$2,632	$2,299	$2,032	$4,931	$3,025
Net income attributable to non-controlling interests in subsidiaries (NCI)	37	12	56	49	(98)

Net income attributable to equity holders	2,595	2,287	1,976	4,882	3,123
Net income attributable to preferred shareholders and other equity instrument holders	127	132	135	259	257

Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$–	$423	$9	$423	$9
(b) Amortization of acquisition-related intangible assets	8	8	9	16	9

Total non-interest income and total revenue adjusting items (Pre-tax)	8	431	18	439	18

Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	–	11	26	11	1,388
(b) Amortization of acquisition-related intangible assets	18	15	17	33	35

Total non-interest expense adjusting items (Pre-tax)	18	26	43	44	1,423

Total impact of adjusting items on net income before taxes	26	457	61	483	1,441
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	–	(57)	(15)	(57)	(22)
(b) Amortization of acquisition-related intangible assets	(6)	(4)	(6)	(10)	(10)

Total impact of adjusting items on income tax expense	(6)	(61)	(21)	(67)	(32)

Total impact of adjusting items on net income	$20	$396	$40	$416	$1,409
Impact of adjusting items on NCI	–	(10)	16	(10)	(175)

Total impact of adjusting items on net income attributable to equity holders	$20	$386	$56	$406	$1,234

Adjusted Results
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,324	4,495	3,828	8,819	8,027

Total revenue	9,845	10,077	9,098	19,922	18,470
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,171	5,273	5,067	10,444	10,178

Income before taxes	3,457	3,628	2,633	7,085	5,732
Income tax expense	805	933	561	1,738	1,298

Net income	$2,652	$2,695	$2,072	$5,347	$4,434
Net income attributable to NCI	37	22	40	59	77

Net income attributable to equity holders	2,615	2,673	2,032	5,288	4,357
Net income attributable to preferred shareholders and other equity instrument holders	127	132	135	259	257

Net income attributable to common shareholders	$2,488	$2,541	$1,897	$5,029	$4,100

6 Scotiabank Second Quarter Press Release 2026

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q1 2026, the Bank recognized a loss of $434 million ($377 million after-tax) upon the completion of the sale of its banking operations in Colombia, Costa Rica and Panama. The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges. In the prior fiscal year, the Bank recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax), of which $1,362 million ($1,355 million after-tax) was recognized in Q1 2025, as the operations that were a part of this transaction were designated as held for sale. The changes subsequent to Q1 2025 represented changes in the carrying value of net assets being sold and fair value of shares received less costs to sell, as well as changes in foreign currency. For further details, please refer to Note 19 of the condensed interim consolidated financial statements in the Q2 2026 Quarterly Report to Shareholders.

In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest income – other upon closing.

b)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest income – net income from investments in associated corporations for the Other operating segment.

Reconciliation of reported and adjusted diluted earnings per share

	$	$	$	$	$
	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2026	2026	2025	2026	2025
Reported Results
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Dilutive impact of share-based payment options and others	–	(9)	–	(9)	(180)

Net income attributable to common shareholders (diluted)	$2,468	$2,146	$1,841	$4,614	$2,686
Weighted average number of diluted common shares outstanding (millions)	1,232	1,238	1,246	1,236	1,250

Diluted earnings per common share (in dollars)	$2.00	$1.73	$1.48	$3.73	$2.15

Adjusted Results
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Impact of adjusting items on net income attributable to common shareholders(1)	20	386	56	406	1,234

Adjusted net income attributable to common shareholders	$2,488	$2,541	$1,897	$5,029	$4,100
Dilutive impact of share-based payment options and others	–	1	1	1	(6)

Adjusted net income attributable to common shareholders (diluted)	$2,488	$2,542	$1,898	$5,030	$4,094
Weighted average number of diluted common shares outstanding (millions)	1,232	1,238	1,250	1,236	1,250

Adjusted diluted earnings per common share (in dollars)	$2.02	$2.05	$1.52	$4.07	$3.28
Impact of adjustments on diluted earnings per share (in dollars)	$0.02	$0.32	$0.04	$0.34	$1.13

(1)	Refer to table on page 6.

Scotiabank Second Quarter Press Release 2026 7

Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$935	$736	$476	$457	$28	$2,632
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	–	37

Reported net income attributable to equity holders	935	701	474	457	28	2,595
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	127	127

Reported net income attributable to common shareholders	$935	$701	$474	$457	$(99)	$2,468

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8

Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	–	9	9	–	–	18

Total non-interest expenses adjustments (Pre-tax)	–	9	9	–	–	18

Total impact of adjusting items on net income before taxes	–	9	9	–	8	26
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(1)	(6)

Total impact of adjusting items on net income	–	7	6	–	7	20
Impact of adjusting items on NCI	–	–	–	–	–	–

Total impact of adjusting items on net income attributable to equity holders	–	7	6	–	7	20

Adjusted net income (loss)	$935	$743	$482	$457	$35	$2,652

Adjusted net income attributable to equity holders	$935	$708	$480	$457	$35	$2,615

Adjusted net income attributable to common shareholders	$935	$708	$480	$457	$(92)	$2,488

(1) Refer to Business Segment Review section of the Bank’s Q2 2026 Quarterly Report to Shareholders.
	For the three months ended January 31, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$960	$737	$484	$544	$(426)	$2,299
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	20	3	(1)	(10)	12

Reported net income attributable to equity holders	960	717	481	545	(416)	2,287
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	132	132

Reported net income attributable to common shareholders	$960	$717	$481	$545	$(548)	$2,155

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	423	423
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Total non-interest income adjustments (Pre-tax)	–	–	–	–	431	431

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	6	9	–	–	15

Total non-interest expenses adjustments (Pre-tax)	–	6	9	–	11	26

Total impact of adjusting items on net income before taxes	–	6	9	–	442	457
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(57)	(61)

Total impact of adjusting items on net income	–	4	7	–	385	396
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)

Total impact of adjusting items on net income attributable to equity holders	–	4	7	–	375	386

Adjusted net income (loss)	$960	$741	$491	$544	$(41)	$2,695

Adjusted net income attributable to equity holders	$960	$721	$488	$545	$(41)	$2,673

Adjusted net income attributable to common shareholders	$960	$721	$488	$545	$(173)	$2,541

(1)	Refer to Business Segment Review section of the Bank’s Q2 2026 Quarterly Report to Shareholders.

8 Scotiabank Second Quarter Press Release 2026

	For the three months ended April 30, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	(1)	17	56

Reported net income attributable to equity holders	613	676	399	413	(125)	1,976
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	135	135

Reported net income attributable to common shareholders	$613	$676	$399	$413	$(260)	$1,841

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9

Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	26	26
Amortization of acquisition-related intangible assets	1	7	9	–	–	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	26	43

Total impact of adjusting items on net income before taxes	1	7	9	–	44	61
Impact of adjusting items on income tax expense	(1)	(2)	(3)	–	(15)	(21)

Total impact of adjusting items on net income	–	5	6	–	29	40
Impact of adjusting items on NCI	–	–	–	–	16	16

Total impact of adjusting items on net income attributable to equity holders	–	5	6	–	45	56

Adjusted net income (loss)	$613	$719	$407	$412	$(79)	$2,072

Adjusted net income attributable to equity holders	$613	$681	$405	$413	$(80)	$2,032

Adjusted net income attributable to common shareholders	$613	$681	$405	$413	$(215)	$1,897

(1) Refer to Business Segment Review section of the Bank’s Q2 2026 Quarterly Report to Shareholders.
	For the six months ended April 30, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,895	$1,473	$960	$1,001	$(398)	$4,931
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	55	5	(1)	(10)	49

Reported net income attributable to equity holders	1,895	1,418	955	1,002	(388)	4,882
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	259	259

Reported net income attributable to common shareholders	$1,895	$1,418	$955	$1,002	$(647)	$4,623

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	423	423
Amortization of acquisition-related intangible assets	–	–	–	–	16	16

Total non-interest income adjustments (Pre-tax)	–	–	–	–	439	439

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	15	18	–	–	33

Total non-interest expenses adjustments (Pre-tax)	–	15	18	–	11	44

Total impact of adjusting items on net income before taxes	–	15	18	–	450	483
Impact of adjusting items on income tax expense	–	(4)	(5)	–	(58)	(67)

Total impact of adjusting items on net income	–	11	13	–	392	416
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)

Total impact of adjusting items on net income attributable to equity holders	–	11	13	–	382	406

Adjusted net income (loss)	$1,895	$1,484	$973	$1,001	$(6)	$5,347

Adjusted net income attributable to equity holders	$1,895	$1,429	$968	$1,002	$(6)	$5,288

Adjusted net income attributable to common shareholders	$1,895	$1,429	$968	$1,002	$(265)	$5,029

(1)	Refer to Business Segment Review section of the Bank’s Q2 2026 Quarterly Report to Shareholders.

Scotiabank Second Quarter Press Release 2026 9

	For the six months ended April 30, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,526	$1,400	$810	$929	$(1,640)	$3,025
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	73	4	(1)	(174)	(98)

Reported net income attributable to equity holders	1,526	1,327	806	930	(1,466)	3,123
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	257	257

Reported net income attributable to common shareholders	$1,526	$1,327	$806	$930	$(1,723)	$2,866

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9

Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,388	1,388
Amortization of acquisition-related intangible assets	2	15	18	–	–	35

Total non-interest expenses adjustments (Pre-tax)	2	15	18	–	1,388	1,423

Total impact of adjusting items on net income before taxes	2	15	18	–	1,406	1,441
Impact of adjusting items on income tax expense	(1)	(4)	(5)	–	(22)	(32)

Total impact of adjusting items on net income	1	11	13	–	1,384	1,409
Impact of adjusting items on NCI	–	–	–	–	(175)	(175)

Total impact of adjusting items on net income attributable to equity holders	1	11	13	–	1,209	1,234

Adjusted net income (loss)	$1,527	$1,411	$823	$929	$(256)	$4,434

Adjusted net income attributable to equity holders	$1,527	$1,338	$819	$930	$(257)	$4,357

Adjusted net income attributable to common shareholders	$1,527	$1,338	$819	$930	$(514)	$4,100

(1)	Refer to Business Segment Review section of the Bank’s Q2 2026 Quarterly Report to Shareholders.

Reconciliation of International Banking’s reported and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

	For the three months ended							For the six months ended
($ millions)	January 31, 2026			April 30, 2025				April 30, 2025
	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange		Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,146	$(7)	$2,153	$2,179		$(83)	$2,262	$4,348	$(193)	$4,541
Non-interest income	815	–	815	780		(27)	807	1,641	(76)	1,717

Total revenue	2,961	(7)	2,968	2,959		(110)	3,069	5,989	(269)	6,258
Provision for credit losses	536	(3)	539	550		(29)	579	1,152	(74)	1,226
Non-interest expenses	1,460	(4)	1,464	1,523		(61)	1,584	3,076	(140)	3,216

Income before taxes	965	–	965	886		(20)	906	1,761	(55)	1,816
Income tax expense	228	1	227	172		(5)	177	361	(12)	373

Net income	$737	$(1)	$738	$714		$(15)	$729	$1,400	$(43)	$1,443

Net income attributable to non-controlling interests in subsidiaries (NCI)	$20	$–	$20	$38	$	– $	38	$73	$3 $	70
Net income attributable to equity holders of the Bank	$717	$(1)	$718	$676		$(15)	$691	$1,327	$(46)	$1,373

Other measures
Average assets ($billions)	$219	$–	$219	$229		$(6)	$235	$229	$(7)	$236
Average liabilities ($billions)	$172	$–	$172	$177		$(7)	$184	$176	$(7)	$183

10 Scotiabank Second Quarter Press Release 2026

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP ratio.

	For the three months ended April 30, 2026

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$935	$701	$474	$457	$(99)		$2,468
Total average common equity(1)	21,515	17,987	10,840	15,179	11,915		77,436
Return on equity	17.8%	16.0%	17.9%	12.4%	nm	(2)	13.1%

Adjusted(3)
Net income attributable to common shareholders	$935	$708	$480	$457	$(92)		$2,488
Return on equity	17.8%	16.1%	18.2%	12.4%	nm	(2)	13.2%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

	For the three months ended January 31, 2026							For the three months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$960	$717	$481	$545	$(548)		$2,155	$613	$676	$399	$413	$(260)		$1,841
Total average common equity(1)	21,090	17,836	10,810	15,121	12,431		77,288	20,893	18,087	10,332	14,970	10,343		74,625

Return on equity	18.1%	16.0%	17.7%	14.3%	nm	(2)	11.1%	12.0%	15.3%	15.8%	11.3%	nm	(2)	10.1%

Adjusted(3)
Net income attributable to common shareholders	$960	$721	$488	$545	$(173)		$2,541	$613	$681	$405	$413	$(215)		$1,897

Return on equity	18.1%	16.1%	17.9%	14.3%	nm	(2)	13.0%	12.0%	15.5%	16.1%	11.3%	nm	(2)	10.4%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

	For the six months ended April 30, 2026							For the six months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,895	$1,418	$955	$1,002	$(647)		$4,623	$1,526	$1,327	$806	$930	$(1,723)		$2,866
Total average common equity(1)	21,299	17,910	10,824	15,150	12,083		77,266	21,271	18,140	10,257	15,169	9,443		74,280

Return on equity	17.9%	16.0%	17.8%	13.3%	nm	(2)	12.1%	14.5%	14.8%	15.8%	12.4%	nm	(2)	7.8%

Adjusted(3)
Net income attributable to common shareholders	$1,895	$1,429	$968	$1,002	$(265)		$5,029	$1,527	$1,338	$819	$930	$(514)		$4,100

Return on equity	17.9%	16.1%	18.0%	13.3%	nm	(2)	13.1%	14.5%	14.9%	16.1%	12.4%	nm	(2)	11.1%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to table on page 6.

Scotiabank Second Quarter Press Release 2026 11

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

12 Scotiabank Second Quarter Press Release 2026

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on May 27, 2026, at 7:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-557-5524, or toll-free at 1-888-440-4083 using ID 1863444# (please call shortly before 7:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 27, 2026, to June 3, 2026, by calling 647-362-9199 or toll-free at 1-800-770-2030 and entering the access code 1863444#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

320 Bay Street, 14th Floor

Toronto, Ontario, Canada M5H 4A6

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078

Providence, RI, USA 02940-3006

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Second Quarter Press Release 2026 13

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Meny Grauman

Scotiabank Investor Relations

meny.grauman@scotiabank.com

Rebecca Hoang

Scotiabank Investor Relations

rebecca.hoang@scotiabank.com

14 Scotiabank Second Quarter Press Release 2026